Exhibit 12.1

Goodman Global Holdings, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Earnings:
Income (loss) from continuing operations before income taxes	67,692	89,111	42,644	40,697	98,355

Fixed charges	48,144	28,186	15,058	78,450	83,512
Capitalized Interest	—	—	—	(879)	(1,347)

Total adjustments	48,144	28,186	15,058	78,450	83,512

Earnings adjusted for fixed charges	115,836	117,297	57,702	119,147	181,867

Fixed charges:

Interest expense	46,168	26,081	12,478	74,213	77,825
Capitalized Interest				879	1,347
Portion of rent expense representative of interest (1)	1,976	2,105	2,580	3,358	4,340

Total fixed charges	48,144	28,186	15,058	78,450	83,512

Ratio of earnings to fixed charges	2.4	4.2	3.8	1.5	2.2

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE

Total Rent expense (per historical financial statements)	10,800	11,500	14,100	18,351	23,717
Estimated percentage	18%	18%	18%	18%	18%

Estimated interest within rental expense	1,976	2,105	2,580	3,358	4,340